Exhibit 99.1

MEDIA CONTACTS:	INVESTOR CONTACTS:
Jonathan Birt Ph: 212 850 5664 Elizabeth Headon Ph: 353 1 498 0300	Chris Burns Ph: 800 252 3526 David Marshall, PhD Ph: 353 1 709 4444

Elan to Present at Goldman Sachs Global Healthcare Conference

DUBLIN, Ireland – June 5, 2008 – Elan Corporation, plc (NYSE: ELN) today announced that it will present at the Goldman Sachs 29th Annual Global Healthcare Conference on Wednesday, June 11, 2008 at 8:40 am PDT.  The conference takes place at the Ritz-Carlton Laguna Niguel in Dana Point, California. Interested parties may access a live audio web cast of the presentation by visiting the Investor Relations section of the Elan website at www.elan.com, then clicking on the event icon.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Source: Elan Corporation, plc
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